                                                        2116-130 ADELAIDE ST. W.
                                                             TORONTO, ON M5H 3P5
                                                                 T. 416.360.7590
                                                                 F. 416.360.7709
[North American Palladium Ltd. LOGO]                         WWW.NAPALLADIUM.COM
================================================================================

For Immediate Release                                               News Release
August 10, 2006                                        Trading Symbol  TSX - PDL
                                                                      AMEX - PAL

                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                      SECOND QUARTER 2006 FINANCIAL RESULTS

                           HIGHLIGHTS FOR THE QUARTER

   This news release contains forward-looking statements. Reference should be made to "Forward-looking Statements" at the end of this news release

     o REVENUES IN THE QUARTER INCREASED TO $35.5 MILLION COMPARED TO $23.5 MILLION IN Q2 2005 AS THE LAC DES ILES MINE'S PALLADIUM AND BY-PRODUCT METAL SALES BENEFITED FROM THE FIRST FULL QUARTER OF UNDERGROUND PRODUCTION AND HIGHER COMMODITY PRICES. IN THE FIRST SIX MONTHS, REVENUES WERE $67.0 MILLION VERSUS $49.8 MILLION OVER THE COMPARABLE PERIOD LAST YEAR

     o NET LOSS NARROWED FOR THE SECOND CONSECUTIVE QUARTER TO $11.3 MILLION ($0.22 PER SHARE) COMPARED TO $15.2 MILLION ($0.29) IN Q2 LAST YEAR. IN THE FIRST HALF OF 2006, NET LOSS DECLINED TO $15.5 MILLION ($0.30) FROM $23.0 MILLION ($0.44) IN THE SAME PERIOD LAST YEAR

     o CASH COST PER UNIT, NET OF BY-PRODUCT METALS DECLINED TO US$219 PER OZ COMPARED TO US $322 PER OZ IN THE COMPARABLE QUARTER LAST YEAR AND US$329 PER OZ IN Q1 2006

     o PALLADIUM PRICE RECOGNIZED DURING THE QUARTER AVERAGED US$310 PER OZ VERSUS US$182 PER OZ IN Q2 2005 AND US$330 PER OZ IN Q1 2006

     o REPAYMENT OF THE KAISER FRANCIS (KFOC) CREDIT FACILITY WITH THE ISSUE OF US$13.5 MILLION PRINCIPAL AMOUNT OF SERIES II CONVERTIBLE NOTES

RESULTS OF OPERATIONS

The Company realized a net loss for the three months ended June 30, 2006 of $11.3 million ($0.22 per share) on revenues of $35.5 million, an improvement over the net loss for the corresponding quarter of 2005 of $15.2 million ($0.29 per share) on revenues of $23.5 million. For the six month period ended June 30, 2006, the net loss of $15.5 million ($0.30 per share) was a measurable improvement over that for the comparable period in 2005 of $23.0 million ($0.44 per share) on revenues of $67.0 million versus $49.8 million a year earlier.

The improvement in operating results is largely attributed to the satisfactory performance of the underground mine which achieved its first full quarter of production, averaging over 2,100 tonnes per day at an average head grade of 5.49 g/t palladium. This combined with higher overall by-product metal prices had a marked net positive impact on cash costs. For the second quarter of 2006, the cash cost per unit, net of by-product metals, declined to US$219 per oz compared to US$322 per oz in the comparable quarter last year and US$329 per oz in the first quarter of this year.

Palladium revenue for the second quarter of 2006 was recognized at the quoted June quarter end price of US$310 per oz, compared to US$182 per oz in the comparable period of 2005, and US$330 per oz in Q1 of this year. The Company's profitability remains highly levered to commodity price movements as it delivers and sells all of its palladium production into the spot market. No hedging instruments are currently in place on any of its metal production.

PRODUCTION STATISTICS

                                            2006                    2005
                                   ---------------------   ---------------------
                                       Q2        6 MOS        Q2*        6 MOS
                                   ---------   ---------   ---------   ---------
PALLADIUM (OZ)                        57,326     104,341      48,230     100,802
Payable Palladium (oz) (i)            52,171      94,955      43,959      91,883
Platinum (oz)                          5,487      10,184       5,123      10,505
Gold (oz)                              4,200       7,815       3,834       7,965
Copper (lbs)                       1,258,978   2,472,372   1,432,890   2,994,930
Nickel (lbs)                         619,276   1,235,313     643,505   1,421,705

Ore milled (tpd)                      12,105      12,305      13,135      12,992
Ore tonnes mined - u/g               193,752     297,297          --          --
            - open-pit               920,997     935,263   1,979,940   2,204,138
Avg Mill Feed Grade g/t                 2.22        2.00        1.78        1.85
Recovery (%)                            73.1        72.9        70.4        72.2

* Metal production and tonnes milled includes production from the underground pre- production that has not been recorded as revenue, but offset against the underground capital development costs. Metal production from the underground pre-production included 9,004 oz of palladium and other associated by-product metals.

(i)  Net of smelter losses

During the second quarter of 2006, palladium production increased to 57,326 oz compared to 48,230 oz in Q2 2005 and 47,015 oz in the first quarter of this year. This was achieved despite two unscheduled shutdowns in the quarter, one for the replacement of the conveyor feeding the coarse ore stockpile, and the other as a result of the delivery of non-specification SAG mill pulp lifters which was subsequently rectified in July over a planned four day maintenance shutdown. The average mill feed grade for the second quarter of 2006 rose to
2.22 g/t palladium over 1.79 g/t palladium in Q1 2006 and 1.78 g/t palladium in Q2 2005. In the month of June, the monthly average mill feed grade of 2.36 g/t palladium was in line with expectations, as the underground average head grade reached 6.41 g/t palladium.

SELECTED QUARTERLY RESULTS

                                      2006                        2005
($000's) except per        -------------------------   -------------------------
share amounts                 Q2       Q1      6 MOS     Q2        Q1      6 MOS
------------------------   -------   ------   ------   -------   ------   ------
Revenue from metal sales    35,519   31,492   67,011    23,544   26,206   49,750
Net loss                   (11,325)  (4,141)  15,466   (15,228)  (7,736)  22,964
Net Loss p.s. - basic        (0.22)   (0.08)   (0.30)    (0.29)   (0.15)   (0.44)
Net Loss p.s. - f.d.         (0.22)   (0.08)   (0.30)    (0.29)   (0.15)   (0.44)

Non-cash amortization increased to $7.5 million in the second quarter of 2006 compared to $4.8 million in the comparable quarter last year due to the increase in palladium production and the commencement in amortizing the development costs of the underground mine.

For the second quarter of 2006, a $9.1 million loss from mining operations shows an improvement from $15.3 million loss in the corresponding period last year, primarily due to improved metal prices. Included in the 2006 results was $2.8 million (second quarter $1.4 million) spent on exploration at the Arctic Platinum Project (APP) which commenced in the first quarter of this year. Costs associated with the APP are being charged to exploration expense as they occur until it is determined that the project can be economically developed, at which time they will begin to be capitalized.

Other income and expenses together with foreign exchange gains and losses in the second quarter of 2006 totaled $2.7 million compared to $0.3 million in the second quarter of 2005. This increase is due to the recognition of non-cash accretion expenses of $2.5 million relating to the convertible notes payable issued in March and June 2006. In the current quarter, a foreign exchange gain of $1.0 million compared to a loss of $0.1 million in 2005, relating primarily to the Company's US dollar denominated credit facilities as a result of the strengthening Canadian dollar at quarter end.

The Company incurred interest expense on long-term debt of $1.4 million in the second quarter of this year compared to $0.6 million in the same period last year. The increased interest expense in the current year is attributable to the increase in interest rates year over year, as well as additional interest expense associated with the convertible notes payable.

Cash used by operations (prior to changes in non-cash working capital) was $3.1 million in the second quarter of 2006, compared to cash used in operations of $9.9 million in the second quarter of 2005. The improvement in operating cash flow was attributed to the improved metals pricing in the quarter. Changes in non-cash working capital consumed $14.0 million in the second quarter of 2006 compared to providing $12.4 million in second quarter of 2005. After allowing for non-cash working capital changes, cash used by operations was $17.1 million in the second quarter of 2006, compared to cash provided of $2.5 million in the second quarter of 2005, primarily due to the increase in concentrate inventory awaiting settlement.

Investing activities required $3.7 million of cash in the second quarter of 2006, the majority of which was attributed to the ongoing lateral development for the underground mine and the 2006 expansion of the tailings management facilities. This compares with $7.7 million of net investing activities in the corresponding period of 2005. The underground mine is currently at the 5120m level with ten stopes open and one stope completed and filled.

On June 23, 2006, the Company exercised its right under a securities purchase agreement and issued US$13.5 million aggregate principal amount of Series II convertible notes and repaid the outstanding credit facility with KFOC, its principal shareholder. The Series II notes are convertible into 1,108,374 common shares of the Company at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares of the Company were issued with the notes, with each warrant exercisable to purchase one common share at US$13.48 per share until June 23, 2010. The purchasers of the Series I notes have the option to acquire an additional US$10,000,000 aggregate principal amount of convertible notes (Series III) on or before December 31, 2006.

As at June 30, 2006, the Company had cash of approximately $16.2 million ($15.0 million as at year end 2005) and working capital of $65.4 million ($31.5 at year end 2005). The Company believes it will need to raise additional working capital to fund its expected operations over the next twelve months as the inventory of concentrate awaiting settlement increases.

MANAGEMENT'S OUTLOOK

With the improvement in the overall blended mill feed head grade and with improved mill performance, palladium cash costs per ounce are expected to be significantly lower in 2006 than that experienced in 2005, as evidenced during the second quarter of 2006 when cash costs per ounce of palladium decreased to US$219 per ounce.

For the six months ended June 30, 2006, the Company produced 104,000 ounces of palladium, its principal metal. Beginning in the second quarter of 2006, production has begun to improve over 2005 levels with the commencement of full production from the underground mine. With the intermittent operational issues experienced to date in 2006, the Company now expects production for the year 2006 to be approximately 225,000 ounces versus 280,000 ounces forecast at the beginning of the year, compared to 177,000 ounces produced in 2005.

During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company has engaged an independent geotechnical consultant to review the slope stability issues and his recommendations have been used in designing a reconfigured open pit mining plan. The Company has commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company's only operating mine. The Company's management is in the process of preparing and reviewing various mine plan scenarios in order to determine which future mine operating plan optimizes the expected remaining economic life of the Lac des Iles mine. At this time, the most likely mine plan scenario to be adopted is unknown and the possible effect, if any, on the current life-of-mine plan is undeterminable. Depending on the eventual life-of-mine plan selected, the Company will have to review the carrying value of its mining interests and determine if an impairment charge and a corresponding reduction in the carrying value of its mining interests is required.

The Company's aggressive exploration program continues in the second half of 2006, with approximately $9.0 million being allocated to exploration activities for the remainder of the year. The main focus will be on the APP in Finland. To date 49 holes totaling 8,716 meters have been drilled at APP, results of which will be released once all assay results have been received, likely in the coming quarter. At Suhanko, which was the subject of the 2005 feasibility carried out by Gold Fields, updated resource models are nearing completion. The Company will also continue to focus on the further definition of the Offset High Grade Zone at Lac des Iles and its other Canadian exploration projects including Shebandowan. In addition, the pursuit of quality Ni/PGM opportunities will continue to be a key strategy.

The PGM markets continue to benefit from strong global fundamentals. Despite a decrease in palladium prices from highs witnessed during the first quarter, prices remain significantly above prior year's levels and the Company is optimistic that these global fundamentals will fuel increased metal demand and continued strength in palladium prices.

Further information will be available in the Company's MD&A filed on its website and on www.sedar.com.

CONFERENCE CALL

The Company will host its second quarter conference call at 8:30 am EDT on Tuesday, August 15, 2006. The toll-free conference call dial-in number is 1-866-249-5221 and the local and overseas dial-in number is 416-644-3430. The conference call will be simultaneously web cast and archived at www.napalladium.com in the Investor Centre under Conference Calls. A replay of the conference call will be available until August 23, 2006; toll-free at 1-877-289-8525, locally and overseas at 416-640-1917, access code 21199657#.

FORWARD-LOOKING STATEMENTS

Securities laws encourage companies to disclose forward-looking information so that investors can obtain a better understanding of the company's future prospects and make informed investment decisions. This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, including the Securities Act (Ontario), relating to our objectives, plans, strategies, financial condition and results of operations. Forward-looking statements may include words such as "expect", "will", "continue", "believe" and other similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements.

It is important to note that: (1) unless otherwise indicated, forward-looking statements indicate our expectations as at August 9, 2006; (2) our actual results may differ materially from our expectations if known and unknown risks or uncertainties affect our business, or if estimates or assumptions prove inaccurate; (3) we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (4) we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

In making the forward-looking statements in this news release, the Company has applied several material assumptions, including but not limited to, the assumption that: (1) market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; (2) the integrated operation of the underground mine and the open pit mine remain viable operationally and economically; (3) financing is available on reasonable terms;
(4) expectations for blended mill feed head grade and mill performance will proceed as expected; (5) new mine plan scenarios will be viable operationally and economically; and (6) plans for improved mill production, for sustainable recoveries from the Lac des Iles mine, for further exploration at the Lac des Iles mine, and surrounding region, and for exploration in Finland will proceed as expected. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others: (1) metal price volatility; (2) economic and political events affecting metal supply and demand; (3) fluctuations in ore grade or ore tonnes milled; (4) geological, technical, mining or processing problems; (5) future production; and (6) changes in the life-of-mine plan. For a more comprehensive review of risk factors, please refer to the "Risks and Uncertainties" section of the Company's most recent interim Management's Discussion and Analysis of Financial Results and to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

--------------------------------------------------------------------------------
NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE IS CANADA'S ONLY PRIMARY PRODUCER OF PLATINUM GROUP METALS AND IS AMONG THE LARGEST OPEN PIT, BULK MINEABLE PALLADIUM RESERVES IN THE WORLD. THE MINE ALSO GENERATES SUBSTANTIAL REVENUE FROM PLATINUM AND BY-PRODUCT METALS INCLUDING NICKEL, GOLD AND COPPER. THE COMPANY IS FOCUSED ON EXPANDING ITS PRODUCTION PROFILE THROUGH JOINT VENTURES IN CANADA AND THE ARCTIC PLATINUM PROJECT IN FINLAND. PALLADIUM'S CATALYTIC QUALITIES ARE EXPECTED TO PLAY AN INCREASING ROLE IN THE AUTOMOTIVE INDUSTRY IN RESPONSE TO GROWING CONCERN FOR GLOBAL ENVIRONMENTAL SOLUTIONS, IN FUEL CELL TECHNOLOGY FOR ALTERNATIVE ENERGY SOURCES AND AN EMERGING JEWELLERY MARKET, WHILE CONTINUING TO HAVE WIDESPREAD APPLICATION IN THE DENTAL, ELECTRONICS AND CHEMICAL SECTORS.

For further information contact:
James Excell - President & CEO
Tel: (416) 360-2656
email: jexcell@napalladium.com

Ian MacNeily - Vice President Finance & CFO
Tel: (416) 360-2650
email: imacneily@napalladium.com

Donna Yoshimatsu - Director, Investor Relations
Tel: (416) 360-2652
email: dyoshimatsu@napalladium.com

                          NORTH AMERICAN PALLADIUM LTD.
                           CONSOLIDATED BALANCE SHEETS
                  (expressed in thousands of Canadian dollars)

                                                                   June 30     December 31
                                                                     2006         2005
                                                                 -----------   -----------
                                                                 (unaudited)
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                      $  16,214     $  15,031
   Concentrate awaiting settlement, net - Note 2                     60,171        37,453
   Inventories                                                       10,304         8,599
   Crushed and broken ore stockpiles - Note 3                         6,348         7,267
   Other assets                                                       1,505         2,344
                                                                  ---------     ---------
                                                                     94,542        70,694

Mining interests, net                                               158,562       159,523
Mine restoration deposit - Note 4                                     7,931         7,247
Crushed and broken ore stockpiles - Note 3                              274           239
Deferred financing costs                                              1,393           654
                                                                  ---------     ---------
                                                                  $ 262,702     $ 238,357
                                                                  ---------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable and accrued liabilities                       $  14,716     $  16,392
   Taxes payable                                                        129           386
   Future mining tax liability                                           53            --
   Current portion of obligations under capital leases                2,145         2,323
   Current portion of long-term debt - Note 5                         6,460         6,664
   Current portion of convertible notes payable - Note 6              5,612            --
   Kaiser Francis credit facility - Note 5                               --        13,407
                                                                  ---------     ---------
                                                                     29,115        39,172

Mine restoration obligation                                           8,053         7,894
Obligations under capital leases                                      4,911         6,218
Long-term debt - Note 5                                              13,921        17,660
Convertible notes payable - Note 6                                   30,452            --
Future mining tax liability                                               8           202
                                                                  ---------     ---------
                                                                     86,460        71,146

SHAREHOLDERS' EQUITY
   Common share capital and common share purchase warrants -
      Note 7                                                        337,609       325,592
   Equity component of convertible notes payable, net of issue
      costs  - Note 6                                                12,337            --
   Contributed surplus                                                1,017           874
   Deficit                                                         (174,721)     (159,255)
                                                                  ---------     ---------
                                                                    176,242       167,211
                                                                  ---------     ---------
                                                                  $ 262,702     $ 238,357
                                                                  ---------     ---------

                          NORTH AMERICAN PALLADIUM LTD.
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
               (expressed in thousands of Canadian dollars, except
                          share and per share amounts)
                                   (unaudited)

                                                      THREE MONTHS                 SIX MONTHS
                                                          ENDED                       ENDED
                                                         JUNE 30                     JUNE 30
                                                -------------------------   -------------------------
                                                    2006          2005         2006           2005
                                                -----------   -----------   -----------   -----------
REVENUE FROM METAL SALES - Note 9               $    35,519   $    23,544   $    67,011   $    49,750
                                                -----------   -----------   -----------   -----------
OPERATING EXPENSES
   Production costs, excluding amortization
      and asset retirement costs                     28,289        26,176        52,600        49,409
   Smelter treatment, refining and freight
      costs                                           4,237         4,324         6,951         8,997
   Amortization                                       7,538         4,788        11,135         9,507
   Administrative                                     1,584         1,792         3,763         3,387
   Exploration expense                                2,659         1,662         4,683         2,505
   Loss on disposal of equipment                        194            --           194            --
   Asset retirement costs                               132           122           255           246
                                                -----------   -----------   -----------   -----------
   Total operating expenses                          44,633        38,864        79,581        74,051
                                                -----------   -----------   -----------   -----------
LOSS FROM MINING OPERATIONS                          (9,114)      (15,320)      (12,570)      (24,301)
                                                -----------   -----------   -----------   -----------
OTHER EXPENSES (INCOME)
   Accretion expense relating to convertible
      notes payable - Note 6                          2,460            --         2,460            --
   Interest expense                                   1,423           611         2,118         1,246
   Foreign exchange loss (gain)                        (955)           82          (674)          146
   Amortization of deferred financing costs             144            11           155            21
   Write-off of deferred financing costs                 --            --           504            --
   Interest income                                     (380)         (439)         (463)         (928)
                                                -----------   -----------   -----------   -----------
Total other expenses (income)                         2,692           265         4,100           485
                                                -----------   -----------   -----------   -----------
LOSS BEFORE INCOME TAXES                            (11,806)      (15,585)      (16,670)      (24,786)
Income tax expense (recovery)                          (481)         (357)       (1,204)       (1,822)
                                                -----------   -----------   -----------   -----------
LOSS FOR THE PERIOD                                 (11,325)      (15,228)      (15,466)      (22,964)
Deficit, beginning of period                       (163,396)     (113,380)     (159,255)     (105,644)
                                                -----------   -----------   -----------   -----------
Deficit, end of period                          $  (174,721)  $  (128,608)  $  (174,721)  $  (128,608)
                                                -----------   -----------   -----------   -----------
Loss per share
   Basic                                        $     (0.22)  $     (0.29)  $     (0.30)  $     (0.44)
                                                -----------   -----------   -----------   -----------
   Diluted                                      $     (0.22)  $     (0.29)  $     (0.30)  $     (0.44)
                                                -----------   -----------   -----------   -----------
Weighted average number of shares outstanding
   Basic                                         52,371,162    51,997,215    52,293,401    51,870,012
                                                -----------   -----------   -----------   -----------
   Diluted                                       52,371,162    51,997,215    52,293,401    51,870,012
                                                -----------   -----------   -----------   -----------

                          NORTH AMERICAN PALLADIUM LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  (expressed in thousands of Canadian dollars)
                                   (unaudited)

                                                      THREE MONTHS            SIX MONTHS
                                                          ENDED                 ENDED
                                                         JUNE 30               JUNE 30
                                                   -------------------   -------------------
                                                     2006       2005       2006       2005
                                                   --------   --------   --------   --------
CASH PROVIDED BY (USED IN)
OPERATIONS
Loss for the period                                $(11,325)  $(15,228)  $(15,466)  $(22,964)
Operating items not involving cash
   Accretion expense relating to convertible
      notes payable                                   2,460         --      2,460         --
   Amortization                                       7,538      4,788     11,135      9,507
   Amortization of deferred financing costs             144         11        155         21
   Accrued interest on convertible notes                395         --        395         --
   Accrued interest on mine closure deposit             (84)        --        (84)        --
   Unrealized foreign exchange (gain) loss           (2,722)       462     (2,768)       653
   Loss on disposal of equipment                        194         --        194         --
   Asset retirement costs                               132        122        255        246
   Future income tax expense (recovery)                (295)      (522)    (1,130)    (2,207)
   Write-off of deferred financing costs                 --         --        504         --
   Stock based compensation and employee
      benefits                                          458        467        883        881
                                                   --------   --------   --------   --------
                                                     (3,105)    (9,900)    (3,467)   (13,863)
Changes in non-cash working capital - Note 8        (14,019)    12,398    (24,101)    27,271
                                                   --------   --------   --------   --------
                                                    (17,124)     2,498    (27,568)    13,408
                                                   --------   --------   --------   --------
FINANCING ACTIVITIES
   Issuance of convertible notes                         --         --     41,037         --
   Increase in long term debt and
      credit facility                                    --         --      2,311         --
   Deferred financing costs                            (227)        --     (2,364)        --
   Issuance of common shares                          3,446      2,608      3,921      3,039
   Repayment of long-term debt                       (1,625)    (1,731)    (3,295)    (3,455)
   Repayment of obligations under capital
      leases                                           (597)      (649)    (1,175)    (1,106)
   Mine restoration deposit                            (300)      (300)      (600)      (600)
                                                   --------   --------   --------   --------
                                                        697        (72)    39,835     (2,122)
                                                   --------   --------   --------   --------
INVESTING ACTIVITIES
Additions to mining interests                        (3,649)    (7,722)   (11,084)   (13,791)
                                                   --------   --------   --------   --------

Increase (decrease) in cash and cash equivalents    (20,076)    (5,296)     1,183     (2,505)
Cash and cash equivalents, beginning of period       36,290     68,546     15,031     65,755
                                                   --------   --------   --------   --------
Cash and cash equivalents, end of period           $ 16,214   $ 63,250   $ 16,214   $ 63,250
                                                   --------   --------   --------   --------

Supplementary information - Note 8(b) and (c)

                          NORTH AMERICAN PALLADIUM LTD.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2006
          (expressed in thousands of Canadian dollars except per share and per ounce amounts)
                                   (unaudited)

1.   BASIS OF PRESENTATION

     These unaudited consolidated financial statements have been prepared using disclosure standards appropriate for interim financial statements and do not contain all the explanatory notes, descriptions of accounting policies or other disclosures required by Canadian generally accepted accounting principles for annual financial statements. Such notes, descriptions of accounting policies and other disclosures are included in the Company's audited annual consolidated financial statements included in the Company's annual report to shareholders for the year ended December 31, 2005. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for 2005.

     LIFE-OF-MINE PLAN REVIEW AND MEASUREMENT UNCERTAINTY OF MINING INTERESTS

     During the first quarter of 2006, the ultimate pit design implemented in 2004 was changed to an interim pit design that addressed previously disclosed south pit wall instability issues. The Company has engaged an independent geotechnical consultant to review the slope stability issues and his recommendations have been used in designing a reconfigured open pit mining plan. The Company has commenced a detailed review of its life-of-mine operating plan for the Lac des Iles mine, the Company's only operating mine. The Company's management is in the process of preparing and reviewing various mine plan scenarios in order to determine which future mine operating plan optimizes the expected remaining economic life of the Lac des Iles mine. At this time, the most likely mine plan scenario to be adopted is unknown and the possible effect, if any, on the current life-of mine plan is undeterminable. Depending on the eventual life-of-mine plan selected, the Company will have to review the carrying value of its mining interests and determine if an impairment charge and a corresponding reduction in the carrying value of its mining interests is required.

     ARCTIC PLATINUM PROJECT

     On October 18, 2005, the Company announced that it had entered into a letter of intent to form a joint venture with Gold Fields Limited to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland. The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn up to a 50% interest and, in certain circumstances, a 60% interest in APP and will become the project operator. In order to exercise the option, the Company must spend US$12,500, complete a feasibility study and make a production decision, as well as paying Gold Fields up to US$45,000 (for a 60% interest) through the issuance of the Company's common shares (approximately 9.2 million shares) on or before August 31, 2008. The formal agreement governing the joint venture was signed on March 24, 2006. As at June 30, 2006, the Company has incurred $2,771 (US$2,485) in expenditures on the APP and these costs have been charged to exploration expense.

2.   CONCENTRATE AWAITING SETTLEMENT

     The gross value of concentrate awaiting settlement represents the value of platinum group metals and base metals from production shipped to and received by third-party smelters between November 2005 and June 2006, which are in-process at the balance sheet date. At

     June 30, 2006, concentrate awaiting settlement included 92,154 ounces of palladium (December 31, 2005 - 65,905) of which 9,004 ounces is pre-production from the underground mine which is not recognized as revenue but as a reduction of the cost to develop the underground mine. Concentrate awaiting settlement is revalued and adjusted at each reporting period to reflect changes in metal prices and foreign exchange rates. Concentrate awaiting settlement was entirely from one domestic customer at June 30, 2006 and the Company expects full realization will occur on such receivable.

3.   CRUSHED AND BROKEN ORE STOCKPILES

     Crushed and broken ore stockpiles are valued at the lower of average production cost and estimated net realizable value. Crushed and broken ore stockpiles represent coarse ore that has been extracted from the mine and is available for further processing. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset.

4.   MINE RESTORATION DEPOSIT

     The Company has established a mine closure plan for the eventual clean-up and restoration of the mine site in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,802 to be accumulated in a Trust Fund controlled by the Ministry. At June 30, 2006, the Company had $7,931 on deposit with the Ministry which includes accrued interest of $401. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

5.   LONG-TERM DEBT AND CREDIT FACILITY

     The Company's long-term debt, is comprised of a senior credit facility with an equipment finance company. The interest rate under the loan facility is LIBOR plus 250 basis points, or 7.85% at June 30, 2006. As at June 30, 2006, the outstanding long-term debt, including current and long-term portions was $20,381 The senior credit facility is repayable in equal quarterly installments over a five-year period with a final maturity of November 24, 2009.

     Kaiser-Francis Oil Company's ("KFOC"), the Company's controlling shareholder, credit facility maturing on June 30, 2006 was repaid on June 23, 2006 pursuant to the terms of the Series II convertible note issued on that date (also refer to Note 6).

6.   CONVERTIBLE NOTES PAYABLE

                                                                          June 30, 2006
                                                                          -------------
         Series I convertible notes (principal amount US$35 million,
         maturing August 1, 2008)                                            $ 25,308
         Series II convertible notes (principal amount US$13.5 million,
         maturing December 1, 2008)                                            10,756
                                                                             --------
                                                                               36,064
              Less: current portion                                            (5,612)
                                                                             --------
                                                                             $ 30,452
                                                                             --------

     On March 29, 2006, the Company issued US$35,000 (C$41,037) aggregate principal amount of Series I convertible notes (the "Series I Notes") due August 1, 2008 through a private placement of convertible notes and common share purchase warrants. The offering (the "Offering") consists of up to US$58,500 principal amount of notes. The Offering was to KFOC and an institutional investor (the "Purchasers"). The Offering is governed by a securities purchase agreement dated March 24, 2006 (the "SPA") among the Company and the Purchasers.

     The Series I Notes are convertible into 2,873,563 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 1,436,782 common shares were issued with the Series I Notes, each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until March 29, 2010.

     The Company, at its option, had the right to sell to KFOC up to US$13,500 principal amount of Series II Notes (a second tranche) on or before June 30, 2006, which would be used to repay the loan under the existing KFOC credit facility (refer to note 5). On June 23, 2006, the Company exercised this right and issued to KFOC US$13,500 aggregate principal amount of Series II Notes, due December 1, 2008. The Series II Notes are convertible into 1,108,374 common shares of the Company at any time by the holder at US$12.18 per share. Warrants exercisable to purchase 554,187 common shares were issued with the Series II Notes, with each warrant being exercisable to purchase one common share at an exercise price of US$13.48 until June 23, 2010.

     The Purchasers have the option to acquire an additional US$10,000 principal amount of notes (a third tranche) on or before December 31, 2006.

     The Series I and II Notes bear interest at a rate of 6.5% per annum payable bi-monthly, commencing on June 1, 2006 and August 1, 2006, respectively. Series I and II Notes are repayable in nine equal installments commencing April 1, 2007 and August 1, 2007, respectively. The interest payments and/or repayment amounts may be paid to each Purchaser, at the Purchaser's option, in any combination of cash and/or common shares. If common shares are issued for interest payments or in repayment of the convertible notes they will be issued at a 10% discount from the weighted average trading price of the common shares on the AMEX for the five consecutive trading days immediately prior to applicable payment date.

     Commencing June 29, 2007 for Series I and September 23, 2007 for Series II, if the weighted average trading price of the common shares for each of any 25 consecutive trading days is 150% or more of the conversion price, the Company will have the right to force the Purchasers to convert all or any of the outstanding principal amount of the convertible notes at the conversion price.

     The convertible notes contain customary covenants, including restrictions on the Company incurring debt or obligations for or involving the payment of money in excess of certain restricted amounts. The convertible notes are unsecured but contain customary anti-dilution protection as well as adjustments in the event that the Company issues common shares or securities convertible into common shares at a purchase price per common share less than the conversion price. The warrants contain similar anti-dilution protection.

     Under Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The Series I proceeds received were allocated to the debt and equity components of the notes and to the initial warrants on a relative fair value basis as follows: US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II Notes proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. In addition, a liability (the "Equity Premium") was recognized for the holders' option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price, as described above, for interest and principal payments. The Company will be required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. The Company recorded accretion expense of $2,460 during the three months ended June 30, 2006 of which $576 represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at June 30, 2006.

     The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality, excluding any conversion option by the holder. The Series I Notes carry an effective interest of 42%. The Series II Notes carry an effective interest rate of 28%.

     The conversion option or equity component of the Notes was valued using a Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model. The models used in the valuation of the components of the convertible debt contain certain subjective assumptions, changes of which can cause significant variation in the estimated fair value of the debt and equity components of the notes.

     The estimated issue costs of $2,364 have been allocated pro-rata to the debt ($1,398) and equity components ($589) of the Series I and II Notes and to the associated warrants ($377) on a relative fair value basis. The financing costs related to the debt components will be amortized on an effective yield basis over the term of the convertible notes.

7.   COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

     The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series A preferred shares.

     (a)  Common shares and common share purchase warrants:

                                                                       JUNE 30, 2006
                                                                  ---------------------
                                                                    SHARES      AMOUNT
                                                                  ----------   --------
          Common shares issued, beginning of period               52,197,217   $325,592
          Common shares issued:
             Pursuant to stock options exercised                     120,588        875
             Fair value of stock options exercised                        --        146
             To group registered retirement savings
                plan participants                                     41,568        507
             For interest payments on convertible notes payable       43,772        395
             Private placement - flow through shares
                (net)                                                270,000      3,045
             Tax effect of flow-through shares                            --       (989)
                                                                  ----------   --------
          Common shares issued, end of period                     52,673,145    329,571
                                                                  ----------   --------

          Common share purchase warrants - Note 7b
          Balance, beginning of period                                    --         --
             Issued pursuant to terms of Series I
                convertible notes, net of issue costs              1,436,782      6,238
             Issued pursuant to terms of Series II
                convertible notes, net of issue costs                554,187      1,800
                                                                  ----------   --------
                                                                   1,990,969      8,038
                                                                  ----------   --------
          Balance, end of period                                               $337,609
                                                                  ----------   --------

          The Company finances a portion of its exploration activities through the issue of flow through shares. Under the terms of these share issues, the tax attributes of the related expenditures are renounced to subscribers. At the time the Company renounces the tax attributes of the expenditures to the subscribers, share capital is reduced and future tax liabilities are increased by the estimated income tax benefits renounced.

     (b)  Common Share Purchase Warrants

          Pursuant to the terms of the securities purchase agreements governing the issue of the convertible notes payable, warrants to purchase 1,990,969 common shares were issued and are outstanding as follows:

                                      EXERCISE       EXPIRY
                 NUMBER OF WARRANTS     PRICE         DATE
                 ------------------   --------   --------------

                      1,436,782       US$13.48   March 29, 2010
                        554,187       US$13.48   June 23, 2010

     (c)  Restricted Share Unit Plan

          Effective December 14, 2005, the Company adopted a Restricted Share Unit Plan under which eligible directors, officers and key employees of the Company are entitled to receive awards of restricted share units. Each restricted share unit means an equivalent in value to the fair market value of a common share of the Company on the date of the award. As at June 30, 2006, 40,000 restricted share units are outstanding. The fair value of the restricted share units as at June 30, 2006 is $9.63 per unit and $32 has been charged to compensation expense for the three months ended June 30, 2006.

     (d)  Corporate Stock Option Plan

          The following summary sets out the activity in outstanding common share stock options for the six months ended June 30, 2006:

                                                       June 30, 2006
                                                    --------------------
                                                               Weighted-
                                                                Average
                                                                Exercise
                                                     Shares      Price
                                                    --------   ---------
               Outstanding, beginning of period      563,638    $10.43
               Granted                                35,000      8.40
               Exercised                            (120,588)     7.25
               Cancelled                            (124,750)    13.29
                                                    --------    ------
               Outstanding, end of period            353,300    $10.31
                                                    --------    ------
               Options exercisable, end of period    145,267    $10.49
                                                    --------    ------

     The Company recognized a stock based compensation expense of $326 for the six months ended June 30, 2006 (June 30, 2005 - $345). The following table summarizes information about the Company's stock options outstanding at June 30, 2006:

                                     Options Outstanding   Options Exercisable
                                          at June 30,           at June 30,
Exercise Price     Expiry Dates              2006                  2006
--------------   -----------------   -------------------   -------------------
    $ 3.42           April 7, 2011          15,167                15,167
    $ 4.75       February 27, 2011           7,500                 7,500
    $ 8.40           June 20, 2014          35,000                    --
    $ 8.83       December 14, 2013          10,000                    --
    $ 9.67       November 30, 2013          40,000                    --
    $ 9.76        November 1, 2012          15,000                 5,000
    $10.00       November 27, 2013          50,000                    --
    $10.01            June 6, 2010           6,000                 6,000
    $11.90           June 23, 2012         174,633               111,600
                                           -------               -------
                                           353,300               145,267
                                           -------               -------

8.   STATEMENT OF CASH FLOWS

     (A) THE NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS ARE AS FOLLOWS:

                                                  THREE MONTHS          SIX MONTHS
                                                      ENDED               ENDED
                                                     JUNE 30             JUNE 30
                                               ------------------   ------------------
                                                 2006       2005      2006      2005
                                               --------   -------   --------   -------
          Cash provided by (used in):
             Concentrate awaiting settlement   $(10,679)  $12,339   $(22,718)  $29,685
             Inventories and stockpiles            (964)      290       (201)     (432)
             Other assets                           572       304        839       680
             Accounts payable and accrued
                liabilities                      (2,720)     (106)    (1,764)   (2,117)
             Taxes payable                         (228)     (429)      (257)     (545)
                                               --------   -------   --------   -------
                                               $(14,019)  $12,398   $(24,101)  $27,271
                                               --------   -------   --------   -------

     (b) On June 23, 2006, the Company, in a non cash transaction, issued Series II convertible notes with an aggregate principal value of US$13.5 million to KFOC to repay the US$13.5 million outstanding under the credit facility with KFOC, due to mature on June 30, 2006 (also refer to Note 6).

     (c) During the six months ended June 30, 2006, mining interests were acquired at an aggregate cost of $11,084 (June 30, 2005 - $19,170) of which $nil (June 30, 2005 - $5,379) were acquired by means of capital lease.

9.   REVENUE FROM METAL SALES

                                              THREE MONTHS         SIX MONTHS
                                                  ENDED               ENDED
                                                 JUNE 30             JUNE 30
                                           ------------------   -----------------
                                             2006       2005      2006      2005
                                           --------   -------   -------   -------
          Palladium                        $ 16,930   $ 9,432   $29,276   $21,302
          Adjustments for mark-to-market     (1,989)      359     2,440       685
          Nickel                              6,480     4,637    11,169     9,523
          Platinum                            6,862     4,775    12,031     9,601
          Gold                                2,249     1,873     4,240     3,691
          Copper                              4,691     2,162     7,345     4,148
          Other metals                          296       306       510       800
                                           --------   -------   -------   -------
                                           $ 35,519   $23,544   $67,011   $49,750
                                           --------   -------   -------   -------

10.  COMMITMENTS

     The Company enters into forward contracts from time to time to hedge the effects of changes in the prices of metals it produces and foreign exchange on the Company's revenues. Gains and losses realized on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales when the hedge transaction occurs. Currently, the Company does not have any contracts in place.

11.  COMPARATIVE PERIOD FIGURES

     Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.